File No. 70-10045



             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                       AMENDMENT NO. 1
                             TO
                          FORM U-1

                   APPLICATION/DECLARATION

                            Under

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     NORTHEAST UTILITIES
                    174 Brush Hill Avenue
            West Springfield, Massachusetts 01089

                    NU ENTERPRISES, INC.
                     SELECT ENERGY, INC.
                      107 Selden Street
                      Berlin, CT  06037

                SELECT ENERGY NEW YORK, INC.
                       507 Plum Street
                     Syracuse, New York

   (Name of companies filing this statement and address of
               principal executive offices)

                     NORTHEAST UTILITIES
           (Name of top registered holding company)

                    Gregory Butler, Esq.
        Vice President, Secretary and General Counsel
             Northeast Utilities Service Company
                        P.O. Box 270
              Hartford, Connecticut 06141-0270
           (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

David R. McHale                    Jeffrey C. Miller
Vice President and Treasurer       Assistant General Counsel
Northeast Utilities Service        Northeast Utilities Service Company
Company                            107 Selden Street
107 Selden Street                  Berlin, CT  06037
Berlin, CT 06037

The Application/Declaration in this file is amended so as to file Exhibit H thereto attached hereto.

Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

    F         Preliminary opinion of counsel*

    H         Form of notice

         (b)      Financial Statements*


  *Exhibits and Financial Statements will be filed by amendment.


                  [SIGNATURE PAGE FOLLOWS]

                       SIGNATURE

         Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this amended Form U-1 to be signed on its behalf by the officer indicated below.

      Northeast Utilities
      NU Enterprises, Inc.
      Select Energy, Inc.
      Select Energy New York, Inc.



By:	  /s/ Randy A. Shoop
Name:   Randy A. Shoop
Title:  Assistant Treasurer - Finance
        of Northeast Utilities Service Company
        as Agent for the above named companies.

Dated:  February 13, 2002